Axalta Coating Systems Two Commerce Square 2001 Market St., Suite 36 Philadelphia, PA 19103 axaltacoatingsystems.com

October 7, 2016

VIA EDGAR

Mr. John Cash, Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., NE, Mail Stop 4631

Washington, D.C. 20549

Re:	Axalta Coating Systems Ltd.
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
Definitive Proxy Statement on Schedule 14A
Filed March 22, 2016
Item 2.02 Form 8-K
Filed April 28, 2016
File No. 1-36733

Dear Mr. Cash:

Axalta Coating Systems Ltd. (the “Company” or “we”) hereby submits its responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 26, 2016 regarding the Commission’s review of the above-captioned filings of the Company.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the applicable public filing of the Company.

Form 10-K for the Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 76

(14) Income Taxes, page 112

1.	We note your response to prior comment four; however, we also note that cumulative losses are one of the most objectively verifiable forms of negative evidence that may make it difficult to support an assertion that realization of deferred tax assets is more likely than not. Please provide us a more comprehensive analysis that supports your conclusion that realization of your deferred tax assets at December 31, 2015 is more likely than not. Please ensure your analysis specifically addresses the following:

•	Tell us the amount of the taxable loss in your 2015 tax return and explain any material differences between that amount and the estimated loss included in your response;

•	Provide us an evaluation of your reliance on each of the four sources of taxable income identified in your response;

•	More fully explain to us the specific nature of each “extraordinary item” included in your response and how you determined they are not likely to occur in future periods; and

•	Provide us an objectively verifiable estimate of the future income required to fully realize your deferred tax assets.

Response: The Company respectfully notes the Staff’s comment. According to ASC 740-10-30-22(c), an example of positive evidence that might overcome negative evidence is “a strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.” Based on this guidance, the Company believes the facts and circumstances support a conclusion that a valuation allowance is not required despite the existence of negative evidence in the form of cumulative losses in recent years. The Company’s positive evidence is (1) three years of earnings exclusive of

October 7, 2016

the loss that created future deductible amounts, coupled with evidence indicating that the loss is an aberration rather than a continuing condition and (2) forecasted future taxable earnings, which leverages the trends of the Company’s historical results excluding the aberrational items. The Company believes its forecasted earnings is a strong positive indicator because of the Company’s history of achieving its operating budget goals as well as the Adjusted EBITDA growth trends of its North American operations over the last three years. The Company is in a $215.2 million cumulative income position when adjusted for these prior year aberrational losses.

In response to the Staff’s comment regarding differences between the estimated U.S. taxable loss noted in the Company’s response letter dated September 12, 2016, and the taxable loss in the 2015 filed tax return, the Company’s filed 2015 tax return reported a taxable loss of $57.8 million as compared to the estimated taxable loss of $99.4 million. The $41.6 million decrease in the estimated loss primarily related to the timing component of the Company’s allowable taxable deductions. Specifically, subsequent to the filing of its Form 10-K for the year-ended December 31, 2015, the Company elected not to take bonus depreciation in 2015 which would have accelerated a tax deduction and elected the capitalization of certain research and development expenses for the 2015 taxable year, which were offset by increased utilization of the Section 163(j) carryforward. These elections were made to accelerate the utilization of tax carryforward attributes. The Company notes that while the 2015 estimated taxable loss changed, the consolidated U.S. GAAP results were not materially impacted given these changes primarily impacted the Company’s net operating loss (“NOL”) carryforward balances which resulted in a corresponding change in its deferred tax asset balances, which both have consistent reporting geographies and are reflected as noncurrent deferred tax assets on its consolidated balance sheet.

In response to the Staff’s comment regarding the Company’s reliance on each of the four sources of taxable income, such reliance on each source is more fully explained below.

The Company evaluated the facts and circumstances regarding the future utilization of its net deferred tax assets in the U.S. as of December 31, 2015 based on four sources of taxable income, consistent with ASC 740-10-30-18:

1)	Taxable income in prior carryback year(s)—There are no carryback periods with taxable income as detailed below within the financial table so this aspect was not incorporated.

2)	Future reversals of existing taxable temporary differences—All existing taxable and deductible temporary differences as of December 31, 2015 were scheduled out to reflect the assumed taxable income in the year of reversal. Due to the U.S. net deferred tax asset position at December 31, 2015, this exercise does not provide assurance of realization as the Company’s temporary deductible differences (i.e. deferred tax assets) are greater than its temporary taxable differences (i.e. deferred tax liabilities).

3)	Future taxable income exclusive of reversing temporary differences and carryforwards—The Company projected future taxable income using the 2015 core business results of $99.2 million, and then adjusted for projected charges. The primary adjustments related to expected stock option exercises and restricted stock vesting of the equity incentive plans (which are discussed in detail in Note 11 of the Company’s 2015 Form 10-K) and forecasted interest expense changes. As a result, the future taxable income exclusive of reversing temporary differences and loss and credit carryforwards was a source of taxable income that provided sufficient assurances that the realization of deferred tax assets were more likely than not.

4)	Tax planning strategies—The Company did not incorporate any potential tax planning strategies into the ASC 740-10-30-18 analysis as other sources of taxable income were sufficient to support the Company’s conclusion that a valuation allowance is not necessary.

In response to the Staff’s comment regarding the specific nature of each “extraordinary” or aberrational item included in the historical three-year core business results, the company is providing the table and explanations below (amounts in millions):

October 7, 2016

	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015	Cumulative income (loss) position
Loss before income taxes	$(153.8)	$(8.8)	$(19.4)	$(182.0)

Permanent items:
Nondeductible Expenses[1]	43.7	16.0	3.9	63.6
Other	(2.3)	(2.0)	(1.9)	(6.2)

Permanent Items	41.4	14.0	2.0	57.4

Aberrational items:
Inventory step up2	38.0	—	—	38.0
Merger and acquisition related costs[3]	10.3	—	—	10.3
Financing fees[4]	8.3	—	—	8.3
Transition-related costs[5]	98.1	67.2	—	165.3
Stock-based compensation[6]	—	—	116.6	116.6
Other	1.3	—	—	1.3

Total aberrational items	156.0	67.2	116.6	339.8

Core business results	$43.6	$72.4	$99.2	$215.2

(1)	The nondeductible expenses added back to U.S. taxable losses in the years ended December 31, 2013 and 2014 are primarily related to transition-related costs that the Company concluded were non-deductible, but which, resided within the Company’s U.S. legal entity operations. These are non-deductible for U.S. tax purposes under Section 162 of the Internal Revenue Code of 1986, as amended.

(2)	In connection with the acquisition of the DuPont Performance Coatings (“DPC”) business from DuPont, the Company recorded a non-cash fair value adjustment associated with its acquisition accounting for inventories. These amounts increased the cost of goods sold of our U.S. operations by $38.0 million for the year ended December 31, 2013.

(3)	In connection with the acquisition of the DPC business from DuPont, the Company incurred merger and acquisition costs during the year ended December 31, 2013. These costs consisted primarily of investment banking, legal and other professional advisory services costs of which $10.3 million was allocated to our U.S. operations.

(4)	In 2012 the Company signed a debt commitment letter, which was subsequently amended and restated, that included a bridge facility comprised of $1,100.0 million of unsecured U.S. dollar bridge loans and the Euro equivalent of $300.0 million of secured Euro bridge loans (the “Bridge Facility”). The Bridge Facility was to be utilized to partially fund the acquisition from DuPont in the event that alternate financing was not obtained. Upon the closing of alternate financing, the commitments under the Bridge Facility terminated. The U.S. operations were allocated $8.3 million of $25.0 million which was expensed upon the termination during the year ended December 31, 2013.

(5)	On February 1, 2013, the Company’s U.S. wholly owned subsidiary, Axalta Coating Systems U.S., Inc. (“Axalta U.S. Holdco”) acquired its U.S. operations from DuPont. During the years ended December 31, 2013 and 2014, the Company incurred significant non-recurring transition-related costs, which included branding, marketing, information technology related costs, employee termination benefits and other separation-related initiatives implemented post-acquisition. These tax deductible costs of $98.1 million and $67.2 million in the years ended December 31, 2013 and 2014, respectively, are specific to the separation from DuPont as Axalta U.S. Holdco transitioned to an independent company. The Company considers these costs one-time and aberrational in nature. The Company would observe, for example, that these costs have not reoccurred in the years ended December 31, 2015 and 2016.

(6)

In April 2015, Carlyle ceased to hold a majority of the Company’s equity securities, triggering a “change of control event” under the Company’s 2013 equity incentive plan (“2013 Plan”), which resulted in the immediate vesting of a large number of employee-held stock options under those plans. As a result, Axalta U.S. Holdco recognized a $116.6 million tax-deductible charge in the year ended December 31, 2015 with respect to the intrinsic value of those vested

October 7, 2016

and exercised options. Management considers the accelerated vesting of all the options under the 2013 Plan to be a one-time occurrence for the following reasons:

a)	A change of control event is generally outside the control of the Company and the Company believes that the likelihood that such an event will occur is remote with respect to the new awards issued under the Company’s 2014 Incentive Award Plan.

b)	The significant tax stock option deduction for the 2013 Plan exercises is partly attributable to the success of Axalta’s initial public offering (“IPO”) in 2014 and to the significant increase in the value of the Company’s stock from the time of issuance of the stock option awards granted under the 2013 Plan to the date of the employee exercises. The 2013 Plan stock options were granted with strike prices ranging from $5.92-$11.84, while the fair market value (“FMV”) in the months following the change of control event in April 2015 ranged from approximately $28.33-$36.23. The Company notes that stock options granted under the 2014 Plan have strike prices ranging from $25.34-$34.80. As of December 31, 2015, the FMV of Axalta’s stock was $26.65.

While the Company notes that stock option deductions are not a typical aberrational item, the circumstances around the 2013 Plan are unusual and infrequent. The Company forecasted the remaining 2013 Plan options to be exercised largely from 2016 through 2018 which the Company believes was conservative given the 10-year lives associated with the awards.

In response to the Staff’s comment regarding an objectively verifiable estimate of the future income required to fully realize the Company’s deferred tax asset, we are providing the table below (amounts in millions):

	2016	2017	2018	2019	2020	2021	2022	2023	2024
Core business results (0% growth)	$99.2	$99.2	$99.2	$99.2	$99.2	$99.2	$99.2	$99.2	$99.2

Projected Future Events:

2013 & 2014 equity plan charges	(73.0)	(61.0)	(56.0)	(7.0)	(7.0)	(7.0)	(7.0)	(7.0)	(7.0)

Interest and Other	(9.0)	(7.0)	(7.0)	(7.0)	(6.0)	(6.0)	(5.0)	(11.0)	(12.0)
Reversal of existing temporary differences (excluding NOL and tax credits)	(66.0)	(31.2)	(34.0)	(24.0)	(5.0)	(35.0)	(34.0)	(33.0)	(33.0)

Taxable Income/(Loss) pre-NOL	(48.8)	—	2.2	61.2	81.2	51.2	53.2	48.2	47.2	295.6

NOL Utilization	—	—	(2.2)	(61.2)	(81.2)	(51.2)	(50.2)	—	—	(246.0)

Taxable Income/(Loss) post-NOL	(48.8)	—	—	—	—	—	3.0	48.2	47.2
Tax	—	—	—	—	—	—	1.0	16.9	16.5
Tax Credits (current year generated)	—	—	—	—	—	—	(1.0)	(4.0)	(4.0)
Tax Credits (prior year carryforward)	—	—	—	—	—	—	—	(12.9)	(4.1)	(17.0)

Tax Due	$—	$—	$—	$—	$—	$—	$—	$—	$8.4

The net result of future taxable income, inclusive of future reversals of existing temporary differences, projects taxable income before net operating loss carryforwards starting in 2018. Full utilization of the existing net operating loss carryforwards is expected in 2022, prior to expiration starting in 2034. All existing tax credits are expected to be utilized in 2024, prior to expiration, which expiration ranges from 2024 through 2034.

2.	In your response to prior comment four, you state a change in control event occurred in April 2015 and resulted in the immediate vesting of a large number of employee-held stock options. You also state, as a result, you recognized a sizable charge in your taxable loss and this charge was not recognized in your consolidated pre-tax income. Please tell us the amount of the charge included in your taxable loss. Please explain to us how and why a charge related to the immediate vesting of a large number of employee-held stock options was not required to be recognized in your consolidated pre-tax income and reconcile this statement with your disclosures in note 11.

Response: With respect to the Company’s U.S. GAAP consolidated financial results, the Company recognized a pre-tax expense of $8.2 million during the second quarter of 2015 because of the immediate vesting of certain stock options resulting from the change in control event. This expense represented the unrecognized U.S. GAAP fair value that was determined at the grant date of the stock

October 7, 2016

option awards. The Company respectively acknowledges this amount was disclosed within Note 11 of the Form 10-K. With regard to the amounts that are reflected within the taxable loss for the Company’s U.S. operations, which approximated $116.6 million, these amounts reflect the intrinsic value between the exercise price of the stock option award and the Company’s stock price at the time the stock option award was actually exercised by the award holder. The Company issued a majority of its options in 2013 in close proximity to the purchase of the DuPont Performance Coatings business. There was a significant increase in the fair value of its stock from the time of issuance of the awards to the subsequent exercise dates. The exercise dates were subsequent to both the IPO in November 2014 and the change in control event in April 2015. For U.S. GAAP and in accordance with ASC 718-740, the tax benefit related to the excess of the tax deduction over the grant date fair value is reflected as a credit to Additional Paid in Capital, if and when the amount reduces income tax payable. Accordingly, as of December 31, 2015, such amounts remain “off balance sheet” but are nevertheless reflected in the Company’s net operating losses disclosed in the footnotes.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (215) 255-4335 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Robert W. Bryant

Robert W. Bryant
Executive Vice President and Chief Financial Officer

Enclosures

cc: (via email)

Michael F. Finn of Axalta Coating Systems Ltd.

Jeffrey Gordon, Division of Corporation Finance

Anne McConnell, Division of Corporation Finance

Sherry Haywood, Division of Corporation Finance

Craig Slivka, Division of Corporation Finance

Patrick H. Shannon, Latham & Watkins LLP

Jason M. Licht, Latham & Watkins LLP